SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889
('Naspers' or 'the company')

Directorate change

In the interim results announcement of 29 November 2006 shareholders were advised that the company's chief executive, Mr JP Bekker, would take an unpaid sabbatical of one financial year from April 1, 2007 to March 31, 2008. Accordingly, Mr JP Bekker has resigned from the board with effect from the close of business on March 30, 2007. He will resume his duties on April 1, 2008.

Cape Town
30 March, 2007

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Naspers Limited: Directorate change, issued March 30, 2007.	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: March 30, 2007 by

Name: Stephan J. Z. Pacak
Title: Director